THE UNION CENTRAL LIFE INSURANCE COMPANY
                          Cincinnati, Ohio
                           (the "Company")

               EXTENSION OF MATURITY DATE ENDORSEMENT


BENEFIT. The Maturity Date may be extended beyond the latest date otherwise defined in the policy. This election may be made within two years of the Maturity Date defined in the policy. The policy will be continued until the earlier of the death of the insured or the date that we receive your request for full surrender. If you elect to extend the original Maturity Date, you may revoke this election in writing at any time prior to the original Maturity Date.

The policy's death benefit will be equal to the death benefit payable on the original Maturity Date. The payment of proceeds to you of any remaining cash value less any loan and loan interest will be deferred to the new Maturity Date.

All other riders attached to the policy will terminate on the original Maturity Date.

CONDITIONS. As of the original Maturity Date the cash value of the policy must be equal to or greater than $1. Extension of the Maturity Date will continue the policy in force as long as the cash value remains equal to or greater than $1.

When the Maturity Date on a policy is extended:

     1. We will continue to credit interest to the account value in accordance with the policy's Interest Rate Provision;

     2.  No new premium payments will be accepted by us;

     3. Interest on policy loans will continue to accrue and become part of any debt in accordance with the policy's
         Loan Interest Provision; and

     4. We will no longer deduct cost of insurance charges or monthly expense charges.

TAXATION. This Endorsement only applies to the extent that it does not disqualify this policy as life insurance under any applicable Internal Revenue Service Code.



             THE UNION CENTRAL LIFE INSURANCE COMPANY

       /s/ David F. Westerbeck        /s/ John H. Jacobs

               Secretary                    President

UC E-258                                                    8/99